Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Appendix 4D of the ASX Listing Rules

for the half-year ended

31 DECEMBER 2010

CORPORATE DIRECTORY

Directors

Sidney C. Hack (Non-Executive Chairman)

Tommaso Bonvino

Dr. Malcolm R. Brandon

Huw D. Jones

Company Secretary

Thomas G. Howitt

Registered and Head Office

60-66 Hanover Street

Fitzroy Vic.   3065

Australia

Telephone:	+61 3 8412 7000
Facsimile:	+61 3 8412 7040

Email:	info@gtglabs.com

Share Registry		Bankers

Computershare Investor Services Pty. Ltd.		Westpac Banking Corporation
Level 2, 45 St. George’s Terrace		530 Collins Street
Perth W.A.	6000	Melbourne Vic.	3000
Australia		Australia

Telephone:	+61 8 9323 2000	KeyBank National Association
Facsimile:	+61 8 9323 2033	1130 Haxton Drive
		Fort Collins CO	80525
www.computershare.com		United States of America

Auditors		Stock Exchange information

PricewaterhouseCoopers		Australian Securities Exchange (code: GTG)
Chartered Accountants		2 The Esplanade
Freshwater Place		Perth W.A.	6000
2 Southbank Boulevard		Australia
Southbank Vic.	3006
Australia		NASDAQ Capital Market (ticker: GENE)
One Liberty Plaza, 165 Broadway
		New York NY	10006
Company Website address		United States of America
www.gtglabs.com

APPENDIX 4D OF THE ASX LISTING RULES

FOR THE HALF-YEAR ENDED 31 DECEMBER 2010

(This information should be read in conjunction with the Company’s 30 June 2010 Annual Report)

1.      The reporting period covers the half-year ended 31 December 2010.

The previous corresponding period covers the half-year ended 31 December 2009.

2.      Results for announcement to the market

2.1          Total revenues from ordinary activities for the reporting period were $14,143,887, an increase of approximately 196% over the figure for the previous corresponding period of $4,780,410.

2.2          The comprehensive income from ordinary activities after income tax attributable to Members for the reporting period was $4,235,536, being an increase of $8,460,376 over the figure for the previous corresponding period comprehensive loss of $(4,224,840).

2.3          The comprehensive income attributable to Members for the reporting period was $4, 235,536, being an increase of $8,460,376 over the figure for the previous corresponding period comprehensive loss of $(4,224,840).

2.4          The Company does not propose to pay a dividend.

2.5          Not applicable.

2.6          The increase in total revenues, and corresponding increase in net comprehensive income after income tax expense, during the period under review was primarily due to a significant increase in revenues generated from the granting of licenses by the Company to its non-coding technology.

3.      The net tangible assets per ordinary share as at 31 December 2010 was 2.05 cents, being an increase of approximately 111% over the figure for the previous corresponding period (30 June 2010) of 0.97 cents.

4.      During the half-year ended 31 December 2010, Genetic Technologies Limited neither gained, nor lost, control of any other entity.

5.      No dividends were paid by Genetic Technologies Limited during or after the reporting period, nor were any paid during the previous reporting period.

6.      The Company has no dividend reinvestment plans in operation.

7.      During the half-year ended 31 December 2010, Genetic Technologies Limited held no interests in any associates or joint ventures.

8.      This Appendix 4D is based on financial statements which have been reviewed by the auditor, a copy of which is attached.  The report from the auditor contains no mention of any dispute or qualification.

Signed on behalf of Genetic Technologies Limited

Dated this 24th day of February, 2011
SIDNEY C. HACK
Non-Executive Chairman

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Half-Year Financial Report

for the period ended

31 DECEMBER 2010

DIRECTORS’ REPORT

The Directors submit the financial report of Genetic Technologies Limited (“GTG” and the “Company”) and the entities it controlled for the half-year ended 31 December 2010.

Directors

The names of the Directors of the Company in office at the date of this Report are stated below.  All Directors were in office for the entire period.

Sidney C. Hack (Non-Executive Chairman)

Tommaso Bonvino

Dr. Malcolm R. Brandon

Huw D. Jones

Review and results of operations

Operations

The consolidated entity continues to operate in the biotechnology sector.  The total comprehensive income of the consolidated entity for the financial half-year ended 31 December 2010 was $4,223,648 (2009: $(4,228,745) loss).  In addition, the Company generated its maiden net profit for the first half of the 2011 financial year of $4,314,716 (2009: $(4,035,776) loss).  Net cash flows provided by operations were $5,341,536 after deducting amortisation, depreciation and other non-cash items.  Cash and cash equivalents on hand as at 31 December 2010 were $8,427,407, up 155% from the balance at 30 June 2010 of $3,306,311.

The first half of the 2011 financial year saw the Company deliver further growth in the revenues from its genetic testing operations with revenues for the half-year being almost exactly on budget after minor adjustments for delays in the launch of the BREVAGenTM test in the US (refer below).  Although total revenues from operations fell during the period following the Company’s decision in the year ended 30 June 2010 to exit its reproductive services business, gross margins from operations improved overall.

Revenues generated by the Company’s out-licensing program increased significantly as compared to the previous corresponding period.  The execution of seven Settlement and License Agreements during the half-year, some of which resulted from the Company’s patent infringement suit in the US, generated gross revenues of more than $10.5 million.  To further expand this program, the Company announced in January 2011 that it had filed a further patent infringement law suit in the USA, this time in the US District Court, Western District of Texas, Austin Division, against six companies associated with Sonic Healthcare Limited.

After deducting the commissions paid in respect of the significant licensing fees generated during the half-year, it is encouraging to note that various cost containment initiatives that were introduced and pursued during the period resulted in a reduction of other expenses of more than $1.0 million, or 13%, when compared to half-year ended 31 December 2009.

BREVAGenTM

In the previous financial year, the Company successfully completed the acquisition of a novel breast cancer risk assessment test called BREVAGenTM.  After an extensive analysis of the various testing options available for the BREVAGenTM test in both the US and elsewhere, a decision was taken to utilise the Company’s existing laboratory in Fitzroy to serve the US market.  It is anticipated that the additional volume of tests from the US market will help to generate improvements in both efficiency and profitability of the Company’s laboratory.

Having the Australian laboratory approved for the testing of samples from the US involves the preparation and submission of a validation package to CMS (Centers for Medicare and Medicaid Services) in New York City.  In late 2010, the Company prepared and submitted the validation package to the CMS and the Company has so far received nothing from the US authorities that would indicate that the validation package has not satisfied the requirements for granting the Company’s laboratory certification under the Clinical Laboratory Improvement Amendments of 1988 (CLIA).  It is anticipated that a formal response will be received some time in the first quarter of the 2011 calendar year and, if approved, Genetic Technologies will be the first and only laboratory in Australia to be certified under CLIA and one of only a handful outside the US.

Review and results of operations (cont.)

Operations (cont.)

In late June 2010, a wholly-owned subsidiary named Phenogen Sciences Inc. was incorporated by GTG in the State of Delaware, USA.  During the current half-year, this company has since leased premises in Charlotte, North Carolina from which the US BREVAGenTM business is now based.  Office staff have now been hired to support the establishment of the US sales operation as well as to attend to the systems required to receive US samples and to address the logistics of receiving and logging the samples and sending them back to the Company’s laboratory in Australia for processing.  It is expected that the first group of sales representatives, many of whom have now been identified, will be recruited and trained as soon as CLIA certification has been received.

Meanwhile, discussions continue in the US with prominent key opinion leaders (“KOLs”) in order to refine messaging and to gain traction ahead of the market launch of the BREVAGenTM test.  This important process includes the preliminary identification of KOLs who can aid in the development and implementation of further clinical studies and trials.

In preparing for the launch of BREVAGenTM, the Company has successfully converted the test to use a simple buccal swab sample collection rather than the use of blood.  This important achievement will result in greater acceptance by patients and reduced cost.  Key US-based partner suppliers have now been appointed and work has begun in the critical area of reimbursement and payer strategy / management (through Premier Source) and test kit construction and logistics (through Therapak).  Test and kit materials have been produced and preparation of other important documents required for the launch, including those relating to transfer pricing issues, is also well underway.  In October 2010, the prestigious Journal of the National Cancer Institute published a peer reviewed article favourably supporting the BREVAGenTM test, particularly for women at intermediate risk.

Australian market

In Australia, GTG continued to promote its brand, products and services to the medical oncology market with attendance at a range of Australasian medical conferences ranging from general oncology at MOGA to specialist conferences covering breast cancer (kConfab and ASBD) and gastro-intestinal cancer (AGITG).  The purpose of this work is to identify key contacts and secure customer introductions as well as to inform oncologists of the latest developments in molecular testing that are available to them.  Reaction to the Company’s approaches has been favourable.  In addition to this local work, in December 2010, the Company was successful in securing a contract with the Malaysian Breast Cancer Centre (CARIF) for the exclusive provision of BRCA testing.

During the half-year, discussions took place with the NSW Police Force regarding an option to extend the existing forensic services contract for another year to undertake “complex volume crime” testing.  The decision has been taken to transfer the “simple complex crime” work back to the NSW Department of Analytical Laboratories now that GTG has eliminated the previous backlog of testing.  In February 2011, the Company announced that it had been successful in extending the forensics contract with the NSW Police for a further year.

In the paternity area, the Company was successful in renewing its two-year contract with Queensland Legal Aid and it has established dialogue with other State-based entities to explore the possibility of creating contracts with specific service level agreements.

During the half-year, the Company won a tender to become the exclusive provider of canine paternity verification testing services to the China Kennel Union (“CKU”), China’s largest canine breed club with over 176,000 members.  It is expected that the Company will also become the preferred supplier of genetic disease testing services to the CKU.  In the Philippines, the Company will now provide various genetic testing services to local breeders through the largest provider of micro chipping, Plaridel.

Licensing

Assertion programs

On 16 February 2010, the Company announced it had filed a patent infringement suit in respect of its non-coding DNA technologies against nine parties in the US District Court, Western District of Wisconsin.  The counter-parties to the suit were Beckman Coulter Inc., Monsanto Company, Interleukin Genetics Inc., Orchid Cellmark Inc., Molecular Pathology Laboratory Network Inc., PIC USA Inc., Sunrise Medical Laboratories, Gen-Probe Inc. and Pioneer Hi-Bred International Inc.

Review and results of operations (cont.)

Licensing (cont.)

Since then non-coding licenses have been granted to each of the following seven parties as part of settlements with those parties:

•             Gen-Probe Inc.

•             Molecular Pathology Laboratory Network Inc.

•             Monsanto Company

•             Beckman Coulter Inc. (incorporating Clinical Data Inc.)

•             Interleukin Genetics Inc.

•             Pioneer Hi-Bred International Inc.

•             Sunrise Medical Laboratories

Total gross fees generated from the granting of the above licenses were over $4.7 million.  Further, settlement discussions with the remaining two parties have commenced.

On 20 January 2011, the Company announced it had filed a further patent infringement law suit in the US, this time in the US District Court, Western District of Texas, Austin Division (refer Significant Events After Balance Date).  This second suit follows the recent settlement between the Company and Sunrise Medical Laboratories which is associated with Sonic Healthcare Limited.

Both of the above cases are being prosecuted by the Company’s Colorado-based law firm Sheridan Ross PC which has previously asserted and defended GTG’s intellectual property rights and has assembled a team to support the case.  GTG has put in place arrangements pursuant to which the Company believes that the patent infringement suits should not have a material adverse impact on its finances.

Other licensing activities

In addition to the licenses granted in settlement of the first patent infringement suit above, the Company is actively pursuing licenses in jurisdictions other than the US, principally in Europe.  During the half-year, the Company successfully concluded licensing deals with the following parties which collectively generated gross fees of nearly $6.4 million:

•             Innogenetics NV of Ghent, Belgium;

•             Laboratoires Réunis of Junglinster, Luxembourg;

•             Qiagen Sciences LLC of Germantown, Maryland, USA.

Overall, the first half of the 2011 financial year continued to deliver positive results for the Company’s licensing program, with total gross revenues generated from licensing, including royalties and annuities from existing licenses, exceeding $11.7 million.  It is anticipated that further licenses will be granted in the coming months.

Research and development projects

During the half-year under review, two of the Company’s later-stage research and development projects made further important strides towards commercialisation, with trials now being contemplated, some in collaboration with independent parties.  Due diligence investigations in respect of the Company’s RareCellect project have been undertaken by several international parties during the period and it is anticipated that negotiations with these parties in relation to the commercialisation of the project will progress during the second half of the 2011 financial year.

Significant changes in the state of affairs

•                      On 8 July 2010, a total of 12,000,000 options over ordinary shares in the Company were granted, at no cost, to members of the Company’s Senior Executive Team.  Each option, which entitles the holder to acquire one ordinary share at a cost of $0.045, will expire on 8 May 2015, unless exercised before that date.  The options vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively.

Significant changes in the state of affairs (cont.)

•                      On 30 July 2010, the Company provided a letter of financial support to ImmunAid Pty. Ltd. (“ImmunAid”), a subsidiary.  Pursuant to the letter, the Company agreed fund by way of loan all of ImmunAid’s operating expenses up to, and including, 30 September 2010 and that it would not seek repayment of the loan during that period.  The Company has subsequently provided further letters to ImmunAid that will result in it providing further financial support to that company up to, and including, 31 March 2011 on the same terms and conditions.

•                      During the half-year, Settlement and License Agreements were executed between Genetic Technologies Limited and seven companies as detailed in Results from Operations.

There were no other significant changes in the state of affairs that are not described elsewhere in this Report.

Significant events after balance date

•                      On 17 January 2011, the Company announced that it had settled a dispute with Sunrise Medical Laboratories of Hicksville, New York, USA, which is associated with Sonic Healthcare Limited.  Sunrise was one of the original parties to the patent infringement law suit filed by Genetic Technologies in the US District Court, Western District of Wisconsin in 2010.

•                      On 20 January 2011, the Company announced that it had filed a further patent infringement law suit in the USA, this time in the US District Court, Western District of Texas.  This action follows the successful initial patent infringement law suit which GTG filed in the US District Court, Western District of Wisconsin, in relation to infringement of GTG’s non-coding patents, as previously reported by GTG on 16 February 2010.  The counterparties to this new action, each a company associated with Sonic Healthcare Limited, are:

•                  Clinical Pathology Laboratories Mid-Atlantic of Chantilly, Virginia

•                  Clinical Pathology Laboratories Southeast of Orlando, Florida

•                  Clinical Pathology Laboratories of South West Austin, Texas

•                  PathLabs of Toledo, Ohio

•                  East Side Clinical Laboratories of East Providence, Rhode Island

•                  AEL of Memphis, Morristown; Lebanon, Tennessee and Columbus, Mississippi

•                      On 3 February 2011, a further 500,000 options over ordinary shares in the Company were granted, on the same terms and conditions as those that were granted on 8 July 2010 (refer Significant changes in the state of affairs), to another member of the Company’s Senior Executive Team.

•                      On 9 February 2011, the Company announced that it executed a one-year extension to its Forensic DNA Testing Agreement with the New South Wales Police Force.

Further information

Further information concerning the operations and financial condition of the consolidated entity can be found in the financial report and releases made by the Company to the Australian Securities Exchange during the half-year.

Auditor’s independence declaration

The Company has obtained an independence declaration from its auditors, PricewaterhouseCoopers, which has been reproduced on page 5 of this Report.

Signed in accordance with a resolution of the Directors.

SIDNEY C. HACK

Non-Executive Chairman

24 February 2011

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331
MELBOURNE VIC 3001
DX 77
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999
www.pwc.com/au

Auditor’s Independence Declaration

As lead auditor for the review of Genetic Technologies Limited for the half year ended 31 December 2010, I declare that to the best of my knowledge and belief, there have been:

a)              no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)             no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Genetic Technologies Limited and the entities it controlled during the period.

/s/ Nadia Carlin
Nadia Carlin Partner PricewaterhouseCoopers	Melbourne 24 February 2011

Liability limited by a scheme approved under Professional Standards Legislation

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Half-year ended 31 December 2010

		Consolidated
		Half-year ended	Half-year ended
	Notes	31 December 2010	31 December 2009
		$	$

Revenue from continuing operations
Genetic testing services		2,368,788	2,316,784
Reproductive services		23,089	564,641
Total revenue from continuing operations		2,391,877	2,881,425
Less: cost of sales		(859,162)	(1,277,784)
Gross profit from continuing operations		1,532,715	1,603,641
Other revenue	2	11,752,010	1,898,985
Other income	2	—	220,284
Less: borrowing costs		(49,201)	(48,691)
Less: other expenses	2	(8,920,808)	(7,709,995)
Profit / (loss) before income tax expense		4,314,716	(4,035,776)
Income tax expense		—	—
Profit / (loss) for the half-year		4,314,716	(4,035,776)
Other comprehensive income / (loss)
Realised gain on sale of available-for-sale investments transferred from reserve		—	(170,000)
Exchange gains/(losses) on translation of controlled foreign operations		(80,836)	(22,263)
Exchange gains/(losses) on translation of non-controlled foreign operations		(10,232)	(706)
Other comprehensive income / (loss) for the year, net of tax		(91,068)	(192,969)
Total comprehensive income / (loss) for the half-year		4,223,648	(4,228,745)

Profit / (loss) for the half-year is attributable to:
Owners of Genetic Technologies Limited		4,316,372	(4,032,577)
Non-controlling interests		(1,656)	(3,199)
Total profit / (loss) for the half-year		4,314,716	(4,035,776)

Total comprehensive income / (loss) for the half-year is attributable to:
Owners of Genetic Technologies Limited		4,235,536	(4,224,840)
Non-controlling interests		(11,888)	(3,905)
Total comprehensive income / (loss) for the half-year		4,223,648	(4,228,745)

Earnings per share attributable to owners of the Company:
Basic profit / (loss) per share (cents per share)		1.1	(1.1)
Diluted profit / (loss) per share (cents per share)		1.1	(1.1)

CONSOLIDATED BALANCE SHEET

As at 31 December 2010

		Consolidated
		As at	As at
	Notes	31 December 2010	30 June 2010
		$	$

ASSETS
Current assets
Cash and cash equivalents	4	8,427,407	3,306,311
Trade and other receivables		568,995	754,657
Prepayments		163,403	113,568
Inventories		291,095	255,967
Performance bond and deposits		119,917	71,658
Total current assets		9,570,817	4,502,161

Non-current assets
Property, plant and equipment		1,138,534	1,977,826
Intangible assets and goodwill		1,758,198	1,799,585
Total non-current assets		2,896,732	3,777,411
Total assets		12,467,549	8,279,572

LIABILITIES
Current liabilities
Trade and other payables		1,164,467	1,195,673
Interest-bearing liabilities		185,757	237,210
Deferred revenue		214,441	194,441
Provisions		651,070	706,189
Total current liabilities		2,215,735	2,333,513

Non-current liabilities
Interest-bearing liabilities		76,892	145,430
Provisions		105,056	82,933
Total non-current liabilities		181,948	228,363
Total liabilities		2,397,683	2,561,876
Net assets		10,069,866	5,717,696

EQUITY
Contributed equity		72,378,105	72,378,105
Reserves		1,539,057	1,529,142
Accumulated losses		(64,057,656)	(68,374,028)
Parent interests		9,859,506	5,533,219
Non-controlling interests		210,360	184,477
Total equity		10,069,866	5,717,696

CONSOLIDATED CASH FLOW STATEMENT

Half-year ended 31 December 2010

	Consolidated
	Half-year ended	Half-year ended
	31 December 2010	31 December 2009
	$	$

Cash flows provided by / (used in) operating activities
Receipts from customers	14,239,224	5,153,952
Payments to suppliers and employees	(8,898,389)	(7,537,992)
Interest received	49,902	128,537
Borrowing costs	(49,201)	(48,691)
Net cash flows provided by / (used in) operating activities	5,341,536	(2,304,194)

Cash flows provided by investing activities
Purchase of property, plant and equipment	(48,988)	(117,858)
Proceeds from sale of assets	81,050	295,195
Costs incurred on acquisition of investment	—	(9,897)
Net cash flows provided by investing activities	32,062	167,440

Cash flows used in financing activities
Repayment of finance lease principal	(119,991)	(110,614)
Net cash flows used in financing activities	(119,991)	(110,614)
Net increase / (decrease) in cash and cash equivalents	5,253,607	(2,247,368)
Cash and cash equivalents at the beginning of the period	3,306,311	7,826,902
Net foreign exchange difference	(132,511)	(19,868)
Cash and cash equivalents at the end of the period (Note 4)	8,427,407	5,559,666

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Half-year ended 31 December 2010

	Contributed equity	Reserves	Accumulated losses	Parent interests	Non- controlling interests	Total equity
	$	$	$	$	$	$

At 1 July 2009	71,285,663	1,701,899	(59,030,262)	13,957,300	154,745	14,112,045
Total comprehensive loss	—	(192,263)	(4,032,577)	(4,224,840)	(3,905)	(4,228,745)
Transactions with owners in their capacity as owners
Share-based payments	—	(19,884)	—	(19,884)	—	(19,884)
Share of issued capital	—	—	—	—	24,398	24,398
	—	(19,884)	—	(19,884)	24,398	4,514
At 31 December 2009	71,285,663	1,489,752	(63,062,839)	9,712,576	175,238	9,887,814

At 1 July 2010	72,378,105	1,529,142	(68,374,028)	5,533,219	184,477	5,717,696
Total comprehensive income/(loss)	—	(80,836)	4,316,372	4,235,536	(11,888)	4,223,648
Transactions with owners in their capacity as owners
Share-based payments	—	90,751	—	90,751	—	90,751
Share of issued capital	—	—	—	—	37,771	37,771
	—	90,751	—	90,751	37,771	128,522
At 31 December 2010	72,378,105	1,539,057	(64,057,656)	9,859,506	210,360	10,069,866

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

Half-year ended 31 December 2010

NOTE 1:  Summary of significant accounting policies

Basis of accounting and statement of compliance

The Half-Year Financial Report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, including Australian Accounting Standard AASB 134 Interim Financial Reporting and other mandatory professional reporting requirements.

The Half-Year Financial Report should be read in conjunction with the Annual Financial Report of Genetic Technologies Limited as at 30 June 2010, which was prepared based on Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

It is also recommended that the Half-Year Financial Report be considered together with any public announcements made by Genetic Technologies Limited and its controlled entities during the half-year ended 31 December 2010 in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

The same accounting policies and methods of computation have been followed in the interim financial report for the half-year ended 31 December 2010 as compared to the Annual Financial Report for the year ended 30 June 2010.  New or amended Australian Accounting Standards and Interpretations that were applicable to the Company from 1 July 2010 did not have any impact on the interim financial report for the half-year ended 31 December 2010.

Certain reclassifications have been made in the financial statements to ensure that prior half-year comparatives conform to current half-year presentations.

The Half-Year Financial Report has been prepared on an historical cost basis, except for investments classified as available-for-sale that have been measured at fair value.  For the purpose of preparing the Half-Year Financial Report, the half-year has been treated as a discrete reporting period.

Going concern basis

During the financial half-year ended 31 December 2010, the consolidated entity generated a net profit after income tax of $4,314,716 and positive net cash flows from operations of $5,341,536.  As a result, the consolidated entity’s cash reserves had increased from $3,306,311 as at 30 June 2010 to $8,427,407 as at balance date.  These results compared favourably to the results from the previous half-year ended 31 December 2009 which revealed a net loss after income tax of $4,035,776 and net outflows from operations of $2,304,194.

However, notwithstanding the significant increase in revenues generated during the period and cash reserves held at the end of the period, the Directors undertook an assessment of the Company’s continued ability to pay its debts as and when they fall due and to remain as a going concern.

Whilst there remains some uncertainty in the Company’s cash flow forecasts in relation to the timing and quantum of licensing revenue, the Directors believe that the consolidated entity will be able to maintain sufficient cash reserves to fund its operations through a range of available options, which include:

•             Generation of funds from the granting of further “non-coding” licenses as part of Company’s out-licensing and assertion programs;

•             The sale of new genetic tests, including the BREVAGenTM test in the USA and Europe;

•             Management of the expenditure associated with the roll-out of the BREVAGenTM test in the USA such that material costs are only incurred once sufficient funds become available;

•             The raising of debt funds to be repaid from the Company’s existing future royalty and annuity streams; and

•             If necessary, fundraising from the issue of new shares in the Company and/or the sale of surplus assets.

After taking into account all available information, the Directors have concluded that there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due and that the basis of preparation of the Half-Year Financial Report on a going concern basis is appropriate.

Consolidated
Half-year ended	Half-year ended
31 December 2010	31 December 2009
$	$

NOTE 2:  Other revenue, income and expenses

The profit / (loss) before income tax expense includes the following items of other revenue, income and expenses whose disclosure is relevant in explaining the performance of the Group:

Other revenue
License fees received	10,519,766	368,566
Royalties and annuities received	1,182,180	1,402,427
Interest received	50,064	123,419
Miscellaneous revenue	—	4,573
Total other revenue	11,752,010	1,898,985
Other income
Net gain on disposal of available-for-sale investments	—	210,195
Net foreign exchange gains	—	10,089
Total other income	—	220,284

Other expenses
Employee benefits expenses	(2,902,289)	(3,072,830)
Royalties, license fees and commissions	(2,342,974)	(189,578)
Legal and patent expenses	(946,033)	(710,587)
Administrative expenses	(476,954)	(436,018)
Amortisation and depreciation	(389,354)	(1,941,374)
Net impairment losses and other (write-downs) / credits	(345,210)	2,689
Rent and outgoings	(334,941)	(335,201)
Other expenses	(292,222)	(287,711)
Travel and accommodation	(233,010)	(253,813)
Testing supplies and services	(138,075)	(197,042)
Marketing and promotion expenses	(133,502)	(161,800)
Net foreign exchange losses	(109,076)	—
Insurance	(98,371)	(146,614)
Share-based payments (expense) / credit	(90,751)	19,884
Net loss on sale of fixed assets	(88,046)	—
Total other expenses	(8,920,808)	(7,709,995)

NOTE 3:  Dividends paid and proposed

No dividends were paid during the half-year ended 31 December 2010 and no dividends were proposed.

NOTE 4:  Cash and cash equivalents

Cash at bank and on hand	7,427,407	1,773,152
Short-term deposits	1,000,000	1,533,159
Total cash and cash equivalents	8,427,407	3,306,311

NOTE 5:  Segment reporting

Description of segments

The Group has identified three reportable segments based on the similarity of the products produced and sold and/or the services provided, as these represent the sources of the Group’s major risks and have the greatest effect on the rates of return.  The separate groups of products and services are then divided into operating businesses, the performances of which are reported to the Chief Executive Officer, the Senior Management Team and the Board of Directors on a monthly basis.  The segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker.  The Group also separately reports the corporate headquarter function to clearly identify costs associated with that function.  The corporate function is not considered to be an operating or reportable segment.  The Group’s three operating segments can be described as follows:

Operations — involves the provision of a range of genetic testing services.

Licensing — involves the out-licensing of the Group’s “non-coding” technology.

Research — involves the undertaking of research and development projects in the field of genetics and related areas.

The Corporate disclosures include all revenues, costs, assets and liabilities associated with the headquarter function.

Operating segments

The table below presents the revenue and loss information regarding segments for the half-years ended 31 December 2010 and 31 December 2009, respectively.

			Revenues
Segment		Sales	Interest	Totals	Result	Assets
		$	$	$	$	$
Operations	2010	2,391,877	—	2,391,877	(1,956,759)	2,877,292
	2009	2,881,425	—	2,881,425	(1,410,685)	3,885,395
Licensing	2010	11,701,946	—	11,701,946	8,670,435	556,493
	2009	1,770,993	—	1,770,993	(568,315)	674,373
Research	2010	—	—	—	(549,402)	78,771
	2009	—	—	—	(912,318)	165,523
Sub-total	2010	14,093,823	—	14,093,823	6,164,274	3,512,556
	2009	4,652,418	—	4,652,418	(2,891,318)	4,725,291
Corporate	2010	—	50,064	50,064	(1,849,558)	8,954,993
	2009	4,573	123,419	127,992	(1,144,458)	3,554,281
Totals	2010	14,093,823	50,064	14,143,887	4,314,716	12,467,549
	2009	4,656,991	123,419	4,780,410	(4,035,776)	8,279,572

NOTE 6:  Impairment of plant and equipment

The total net impairment loss relating to plant and equipment for the financial half-year ended 31 December 2010 was $353,221 (2009: $nil).  This loss included items of equipment acquired under the Supply Agreement with Applera Corporation (“Applera”) ($345,172) and items associated with the Company’s former reproductive services business ($23,944).

The impairment charges relating to the equipment acquired under the Supply Agreement with Applera arose following an exchange of certain items of laboratory equipment with an Australian-based subsidiary of Applera and a decision to dispose of certain items of surplus equipment.  The impairment charges relating to the reproductive services business arose following a decision by the Company to strategically realign the business and to focus on the provision of animal genetic tests, rather than the services that were acquired as part of the acquisition of the Frozen Puppies Dot Com business in 2008.

As at balance date, the Company believes that the carrying value of the remaining items of plant and equipment of $1,758,198 is appropriate.

NOTE 7:  Earnings per share

The following reflects the income and share data used in the calculations of basic and diluted profit/(loss) per share:

	2010	2009
	$	$

Profit/(loss) for the half-year attributable to the owners of Genetic Technologies Limited	4,316,372	(4,032,577)

Weighted average number of ordinary shares used in calculating profit/(loss) per share	404,605,152	374,644,801

None of the 14,350,000 (2009: 3,800,000) options outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted profit/(loss) per share and have therefore been excluded from the weighted average number of shares.

NOTE 8:  Contingent assets and liabilities

The Group had no contingent assets or liabilities as at 31 December 2010.

NOTE 9:  Events after the balance sheet date

On 17 January 2011, the Company announced that it had settled a dispute with Sunrise Medical Laboratories of Hicksville, New York, USA, which is associated with Sonic Healthcare Limited.  Sunrise was one of the original parties to the patent infringement law suit filed by Genetic Technologies in the US District Court, Western District of Wisconsin in 2010.

On 20 January 2011, the Company announced that it had filed a further patent infringement law suit in the USA, this time in the US District Court, Western District of Texas, Austin Division.  This action follows the successful initial patent infringement law suit which GTG filed in the US District Court, Western District of Wisconsin, in relation to infringement of GTG’s non-coding patents, as previously reported by GTG on 16 February 2010.

The counterparties to this new action, each a company associated with Sonic Healthcare Limited, are:

•                  Clinical Pathology Laboratories Mid-Atlantic of Chantilly, Virginia

•                  Clinical Pathology Laboratories Southeast of Orlando, Florida

•                  Clinical Pathology Laboratories of South West Austin, Texas

•                  PathLabs of Toledo, Ohio

•                  East Side Clinical Laboratories of East Providence, Rhode Island

•                  AEL of Memphis, Morristown; Lebanon, Tennessee and Columbus, Mississippi

On 3 February 2011, a further 500,000 options over ordinary shares in the Company were granted, on the same terms and conditions as those that were granted on 8 July 2010 (refer Significant changes in the state of affairs on page 3 of this Half-Year Financial Report), to another member of the Company’s Senior Executive Team.

On 9 February 2011, the Company announced that it executed a one-year extension to its Forensic DNA Testing Agreement with the New South Wales Police Force.

Apart from the above, there have been no other events which have occurred after balance sheet date.

DIRECTORS’ DECLARATION

In accordance with a resolution of the Directors of Genetic Technologies Limited, I state that, in the opinion of the Directors:

(a)              the financial statements and notes of the consolidated entity, as set out on pages 6 to 13 of the Half-Year Financial Report, are in accordance with the Corporations Act 2001, including:

(i)      giving a true and fair view of the consolidated entity’s financial position as at 31 December 2010 and of its performance for the half-year ended on that date; and

(ii)     complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b)             there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

SIDNEY C. HACK
Non-Executive Chairman

24 February 2011

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331
MELBOURNE VIC 3001
DX 77
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999
www.pwc.com/au

Independent auditor’s review report to the members of Genetic Technologies Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Genetic Technologies Limited, which comprises the balance sheet as at 31 December 2010, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors’ declaration for the Genetic Technologies Limited Group (the consolidated entity). The consolidated entity comprises both Genetic Technologies Limited (the company) and the entities it controlled during that half-year.

Directors’ responsibility for the half-year financial report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001 and for such control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2010 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Genetic Technologies Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Liability limited by a scheme approved under Professional Standards Legislation

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Genetic Technologies Limited is not in accordance with the Corporations Act 2001 including:

(a)               giving a true and fair view of the consolidated entity’s financial position as at 31 December 2010 and of its performance for the half-year ended on that date; and

(b)              complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

/s/ Nadia Carlin
PricewaterhouseCoopers

/s/ Nadia Carlin
Nadia Carlin	Melbourne
Partner	24 February 2011